Jonathan D. Shain Prudential Investments LLC Gateway Center 3 100 Mulberry Street Newark, NJ 07102 Tel: 973-802-6469 Fax: 973-367-8065

March 30, 2005

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               Strategic Partners Style Specific Funds – Strategic Partners Large Capitalization Growth Fund:  Schedule 14A Proxy Filing

Ladies and Gentlemen:

Strategic Partners Style Specific Funds (the “Fund”) is writing in response to comments given by telephone on March 28, 2005, by Larry Greene of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, regarding the Fund’s filing on Schedule 14A of preliminary proxy materials.

 For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Summary of SEC Comments Received on Strategic Partners Style Specific Funds Schedule 14A Filing

Comment:  The first page of the proxy statement indicates that the purpose of the meeting is for Fund shareholders to vote on a new subadvisory agreement with Jennison Associates LLC (Jennison).  The discussion should clarify that if Jennison is approved as the Fund’s new subadviser, the existing subadvisers to the Fund will be terminated and replaced.

Response:  We will clarify the discussion to state that if shareholders approve Jennison  as the new subadviser to the Fund, the existing subadvisers to the Fund will be replaced with Jennison.

Comment:  In the section of the proxy statement titled “Voting Information,” there should be an explanation of whether shares represented by abstentions or broker non-votes will be counted for purposes of an adjournment of the meeting.

Response:  We will clarify this section of the proxy to indicate that abstentions and broker non-votes will not be counted for purposes of approving an adjournment of the meeting.

Comment:  The proxy statement should include an estimate of solicitation costs, regardless of whether or not the Adviser is bearing the costs of the proxy.

Response:  We will include a discussion of the expected proxy solicitation costs to be incurred by the Adviser.

Comment:  The discussion in the proxy statement of the proposed new subadvisory fee to be paid to Jennison does not comply with Schedule 14A, Item 22(c)(9), because it does not state the amount that Jennison would have received if the proposed fee had been in effect during the last fiscal year, and because it does not state as a percentage the difference between the aggregate amounts paid to the existing subadvisers and the amount that would have been paid to Jennison during the last fiscal year if the proposed fee had been in effect.

Response:  We will revise the proxy statement to include this information.

Comment:  In the section of the proxy statement entitled “Investment Strategy Changes,” there should be a discussion of the risks posed by the indicated changes.

Response:  We will include appropriate discussions of the primary risks posed by each of the investment strategy changes identified in the proxy.

Comment:  The proxy statement indicates that if shareholders approve the new subadvisory agreement with Jennison, the Fund intends to change its name to Jennison Conservative Growth Fund.  The proxy statement should clarify whether or not the change in the Fund’s name indicates a change in the Fund’s policy of investing in large capitalization growth stocks.

Response:  The Fund does not intend to change its policy of investing in large capitalization growth stocks, and the proxy statement will be so clarified.

Comment:  The information statement attached to the proxy statement as Exhibit C should be separately filed on EDGAR under Schedule 14C, although it can be included as an exhibit to the proxy statement.

Response:  We will separately file the information statement on EDGAR on Schedule 14C.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the proxy statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the proxy statement may be communicated to the undersigned (973-802-6469).

Please send any copies of any correspondence relating to this filing to Jonathan D. Shain by facsimile at 973-367-8065 with the original by mail to Prudential Investments LLC, 100 Mulberry Street, Newark, New Jersey 07102.

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)

Kathryn Quirk
(Prudential Investments LLC)

Margery K. Neale
(Shearman & Sterling LLP)